                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                 VFINANCE, INC.
                           (F/K/A VFINANCE.COM, INC.)
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    92553T104
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                                 (CUSIP Number)

                             LESLIE J. CROLAND, P.A.
                              EDWARDS & ANGELL, LLP
                         600 CORPORATE DRIVE, SUITE 514
                       FT. LAUDERDALE, FLORIDA 33334-3607
                                 (954) 491-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92553T104                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
          LEONARD J. SOKOLOW
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                  3,702,937
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                       0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                 3,702,937
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                 0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,702,937
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.47%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

         THIS AMENDMENT NO. 2 TO SCHEDULE 13D ("AMENDMENT NO. 2") IS HEREBY FILED PURSUANT TO RULE 13D-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND AMENDS AND SUPPLEMENTS THE
         SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON MARCH 7, 1994 (THE "ORIGINAL 13D") ON BEHALF OF LEONARD J. SOKOLOW (THE "REPORTING PERSON"), AS AMENDED BY AMENDMENT NO. 1 FILED WITH THE COMMISSION ON FEBRUARY 16, 1995 ("AMENDMENT NO. 1" AND TOGETHER WITH THE ORIGINAL 13D AND THIS AMENDMENT NO. 2, THE "SCHEDULE 13D FILING") WITH RESPECT TO VFINANCE, INC. (THE "ISSUER"), A DELAWARE CORPORATION FORMERLY KNOWN AS VFINANCE.COM, INC. AND, PRIOR TO THAT, PEACHTREE FIBEROPTICS, INC. ("PFI"). CAPITALIZED TERMS USED IN THIS AMENDMENT NO. 2 WITHOUT DEFINITION SHALL HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM IN THE SCHEDULE 13D FILING. THE DISCLOSURE SET FORTH IN THIS AMENDMENT NO. 2 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SHARE EXCHANGE AGREEMENT (THE "EXCHANGE AGREEMENT") DATED AS OF NOVEMBER 8, 1999, BY AND AMONG PFI, VFINANCE HOLDINGS, INC. AND ITS SHAREHOLDERS AND UNION ATLANTIC LC AND ITS MEMBERS, ATTACHED AS
         EXHIBIT 2.1 TO CURRENT REPORT ON FORM 8-K FILED WITH THE COMMISSION ON NOVEMBER 24, 1999, AS AMENDED.

ITEM 1 OF THE SCHEDULE 13D FILING IS HEREBY AMENDED AS FOLLOWS:

ITEM 1.  SECURITY AND ISSUER.

         The address of the principal executive offices of the Issuer is 3010 North Military Trail, Suite 300, Boca Raton, Florida, 33431.

ITEM 2 OF THE SCHEDULE 13D FILING IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

ITEM 2.  IDENTITY AND BACKGROUND.

         (b) The business address of the Reporting Person is c/o the Issuer, 3010 North Military Trail, Suite 300, Boca Raton, Florida 33431.

         (c) The Reporting Person is a director and the President and Chief Executive Officer of the Issuer.

         (f)      The Reporting Person is a U.S. citizen.

ITEM 3 OF THE SCHEDULE 13D FILING IS HEREBY SUPPLEMENTED AS FOLLOWS:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 26, 1999, the Issuer filed an amendment to its Certificate of Incorporation with the Delaware Secretary of State to effect a 197.44092:1 reverse stock split, pursuant to which the then 10,236,162 issued and outstanding shares of Common Stock, were decreased to 51,845 shares. As a result of this reverse stock split, the 7,011,162 shares of Common Stock beneficially owned by the Reporting Person were reduced to 35,511 shares of Common Stock, of which 33,696 shares were issued on March 18, 1999 to Genesis Partners, Inc. ("Genesis"), a corporation controlled by the Reporting Person, in consideration of cancellation of a debt owed by the Issuer to Genesis.

         On July 23, 1999, Genesis acquired 314,489 additional shares of Common Shares, issued in consideration for the cancellation of additional debt owed by the Issuer to Genesis. As at the consummation of this transaction, the Reporting Person beneficially held an aggregate of 350,000 shares of Common Stock.

         On November 8, 1999, the Reporting Person acquired 2,758,333 additional shares of Common Stock, issued in accordance with the terms of the Share Exchange Agreement, all of which shares are held of record by Genesis.

         On July 6, 2001, the Issuer granted the Reporting Person an option to acquire 500,000 shares of Common Stock pursuant to the terms of an Employment Agreement dated January 5, 2001, 25% of which, or a part of the option to purchase 125,000 shares, vested immediately and the balance of which vests in three equal annual installments of 125,000 shares each beginning on July 6, 2002. On August 30, 2001, the Issuer granted the Reporting Person an option to purchase 234,802 shares of Common Stock, which vested immediately, and the Reporting Person purchased 234,802 shares of Common Stock in a private transaction.

ITEM 4 OF THE SCHEDULE 13D FILING IS HEREBY RESTATED AND SUPPLEMENTED AS
FOLLOWS:

ITEM 4.  PURPOSE OF TRANSACTION.

         The 3,702,937 shares of Common Stock (the "Shares") were acquired for investment purposes. The Reporting Person presently has no plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorgnization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to be cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      Any action similar to those enumerated above.

         The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table sets forth the aggregate number of Shares that the Reporting Person beneficially owns as of February 11, 2002 and the percent of the class of such Shares believed to be outstanding.

                                                                NO. OF SHARES OWNED
                  NAME                             DIRECTLY          INDIRECTLY            TOTAL      PERCENT OF CLASS(1)
                  ----                             ---------    -------------------     ---------    -------------------
                  LEONARD J. SOKOLOW                594,604          3,108,333          3,702,937          18.47%

                  (1) Based on 20,050,667 shares of Common Stock reported outstanding by the Issuer on the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2001. The percentage is rounded to the nearest 1/100 percent.

         (b) The Reporting Person has sole voting and dispositive power with respect to the Shares.

         (c) The Reporting Person has not effected any transactions in shares of Issuer Common Stock during the past 60 days.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2002                     /s/ Leonard J. Sokolow
                                             -----------------------
                                             Leonard J. Sokolow